Filed pursuant to Rule 433
Registration No. 333-154807
April 13, 2009
$400,000,000

Toll Brothers Finance Corp.

8.910% Senior Notes due October 15, 2017
Guaranteed on a Senior Basis by
Toll Brothers, Inc.
and Certain of its Subsidiaries
Pricing Term Sheet

Issuer:	Toll Brothers Finance Corp.
Security:	8.910% Senior Notes due October 15, 2017
Size:	$400,000,000
Maturity:	October 15, 2017
Coupon:	8.910%
Price to Public:	Variable Price Re-offer
Spread to Benchmark Treasury:	639.2 basis points
Benchmark Treasury:	2.750% due February 15, 2019
Benchmark Treasury Price and Yield:	$99-02+ and 2.858%
Net Price to Toll:	97.350%
Net Proceeds to Toll:	$389,400,000
Trade Date:	April 13, 2009
Interest Payment Dates:	April 15 and October 15, commencing October 15, 2009
Make-whole Redemption Provision:	At any time at a discount rate of Treasury plus 50 basis points
Settlement:	T+5; April 20, 2009
CUSIP:	88947E AH3
Ratings:	Ba1 (neg.) / BBB- (neg.) / BBB- (stable)
Sole Bookrunning Manager:	Citigroup Global Markets Inc.
Co-Managers:	Banc of America Securities LLC and RBS Securities Inc.
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-877-858-5407.